CONFORMED COPY

NST Pulplog Supply Agreement

Fletcher Challenge Forests Industries Limited

Purchaser

and

OTPP New Zealand Forest Investments Limited

Supplier

Date 18 December 2003

Contents

This **Agreement** is made on 18 December 2003

between	(1)	**Fletcher Challenge Forests Industries Limited (Purchaser)**
and	(2)	**OTPP New Zealand Forest Investments Limited (Supplier)**

Introduction

A. Pursuant to a sale and purchase agreement between the Purchaser, Fletcher Challenge Forests (Manufacturing) Limited, the Supplier, Kiwi Forests Group Limited and Viking Global New Zealand Limited, dated on or about the date of this Agreement (the **Sale and Purchase Agreement**), the Purchaser agreed to sell, and the Supplier has agreed to purchase, amongst other things, the OTPP Estates.

B. The Supplier has agreed to sell to the Purchaser, and the Purchaser will purchase from the Supplier, the Product upon the terms set out in this Agreement.

C. Depending on whether certain conditions in the Sale and Purchase Agreement are fulfilled, the Kiwi Forests Group Limited may or may not purchase the Tarawera Forestry Right on the Principal Completion Date (or on such later date as determined under the Sale and Purchase Agreement).

D. On approximately the same date in this Agreement, the Purchaser is entering into similar agreements for the supply of Products to the Purchaser with Kiwi Forests Group Limited and Viking Global New Zealand Limited (**Ancillary NST Pulplog Supply Agreements**).

It is agreed

1. Interpretation

In this Agreement, unless the context indicates otherwise:

1.1 Definitions

Ancillary NST Pulplog Supply Agreements shall have the meaning as ascribed to it in paragraph D of the Introduction to this Agreement;

Annual Volume means, in any Contract Year during the Committed Period, the volume in m^3 of Product to be supplied under this Agreement in that year as set out in Schedule 2 (as adjusted under clause 4, if applicable);

Available Volume has the meaning as ascribed to that term in clause 4.3;

Availability Schedule has the meaning as ascribed to that term in clause 4.6;

Business Day means any day (other than a Saturday or a Sunday) on which registered banks in New Zealand are open for business;

Central North Island means the Central North Island defined in Schedule 4;

Commencement Date means the Principal Completion Date;

Committed Period means a 25 year period from the Commencement Date;

Committed Volume has the meaning ascribed to that term in clause 4.3;

Consumer Prices Index means the quarterly Consumer Prices Index (All groups) published by Statistics New Zealand (or such other nationally accepted index of the change in the real value of money as may be agreed between the Supplier and the Purchaser) or, if such index is no longer published, such other index as mostly closely replaces the same that is acceptable to both the Supplier and the Purchaser;

Contract Year means:

(a) consecutive 12 Month periods from 1 April to 31 March during the Committed Period; and

(b) in respect of the first Contract Year, the period from the Commencement Date to the next ensuing 31 March; and

(c) if this Agreement is terminated for any reason prior to the expiry of the Committed Period, in respect of the Contract Year in which the Agreement is terminated, the period from the most recent 1 April until the date of termination;

Counterparty means the counterparty for the time being to the Principal Agreement, which at the date of this Agreement is Norske Skog Tasman Limited;

Expert shall have the meaning as ascribed to it in clause 8.1;

Forestry Block means the land forming part of a Forestry Block (as defined in the Sale and Purchase Agreement) which is included in the OTPP Estates;

GST means goods and services tax payable under the Goods and Services Tax Act 1985 and/or any other value added tax on goods and/or services in respect of any supply made under this Agreement;

Management Fee shall have the meaning as ascribed to it in clause 7.2;

Month means a calendar month;

Non-transferring Forestry Block has the meaning as ascribed to it in clause 4.5;

OTPP Estates means the forests listed in Schedule 1;

Principal Agreement means the agreement between the Purchaser and Norske Skog Tasman Limited dated 5 October 1999 (as varied by the Variation Agreement) and set out in full in Schedule 3 to this Agreement;

Principal Completion Date shall have the meaning as ascribed to it in the Sale and Purchase Agreement;

Product means Pulplogs (which shall have the meaning ascribed to it in the Principal Agreement), arisings and thinnings;

Purchase Volume means the purchase volume described in clause 4.1;

Put Volume shall have the meaning ascribed to that term in clause 4.3(c)(i);

ROF Volume shall have the meaning as ascribed to that term in clause 4.3(a);

Related Company has the meaning given to that term in section 2(3) of the Companies Act 1993;

Quarter means a consecutive period of three Months commencing on the first day of January, April, July or October during each year of the term of this Agreement, and if required due to the Commencement Date or early termination of this Agreement being a date other than the start or end of a Quarter, means the shorter period so created;

Remaining FCF Forestry Blocks has the meaning as ascribed to that term in clause 4.6;

Sale and Purchase Agreement shall have the meaning as ascribed to it in paragraph A of the Introduction to this Agreement;

Supply Source means the OTPP Estates;

Tarawera Agreement means the Tarawera Sales Agreement dated 19 June 1968 between Tarawera Forests Limited and Norske Skog Tasman Limited (and references to this agreement shall include references to such agreement as varied or modified, including any separation of that agreement into two or more separate agreements, in each case with the prior approval of the Supplier);

Tarawera Forestry Right means a forestry right over the Tarawera forest (as described therein)which commences on the Principal Completion Date (or on such later date as determined under the Sale and Purchase Agreement or under the terms of the forestry right), to be granted by Tarawera Forests Limited to Kiwi Forests Group Limited in a form to be agreed between Tarawera Forests Limited and Kiwi Forests Group Limited after the date of this Agreement on the basis of the terms sheet attached to the Sale and Purchase Agreement;

Tarawera Minimum Volume means a volume of Pulplogs for each Contract Year during the Committed Period that is determined in accordance with Schedule 4 of the Ancillary NST Pulplog Supply Agreement between the Purchaser and Kiwi Forests Group Limited;

Tarawera Purchase means the purchase by Kiwi Forests Group Limited of the Tarawera Forestry Right in accordance with the terms and conditions of the Sale and Purchase Agreement;

TEAL Arrangements means the Wood Supply Agreements dated 27 March 2003 between the Purchaser and each of UBS Mangakahia Forest Venture Limited and CNI Timber Operating Company Limited;

Total Volume means, in any Year, the aggregate volume of Product which the Purchaser is obliged to supply to the Counterparty under the Principal Agreement in that Year and to the Counterparty under the Tarawera Agreement, which shall not exceed 300,000 m^3;

Variation Agreement means the agreement between the Purchaser, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited dated 19 December 2000 varying the Principal Agreement;

Whakatane Agreement means the supply agreement between the Purchaser and Carter Holt Harvey Limited dated 1 July 1988;

Whakatane Pulplog Supply Agreement means an agreement between the parties dated on or about the date of this Agreement pursuant to which the Supplier is to supply pulpwood to the Purchaser to allow the Purchaser to meet its obligations under the Whakatane Agreement;

WBM Total Volume means the "Total Volume" as defined in the Whakatane Pulplog Supply Agreement;

Wood Council shall have the meaning as described to it in clause 7.1;

Year means 12 Month periods from 1 April to 31 March after the expiry of the Committed Period and where this Agreement terminates during any such 12 Month period after the expiry of the Committed Period, means the period from the most recent 1 April until the date of termination.

1.2 General references

In this Agreement, unless the context otherwise requires:

(a) **Clause, schedule, annexure:**

a reference to a clause, schedule or annexure is a reference to a clause of, schedule to, or annexure to this Agreement;

(b) **Varied document:**

a reference to this Agreement or another instrument includes any variation, novation or replacement of either of them;

(c) **Statutes:**

a reference to a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them (whether before or after the date of this Agreement);

(d) **Singular includes plural:**

the singular includes the plural and vice versa;

(e) **Person includes groups:**

the word person includes an individual, a body corporate, an association of persons (whether corporate or not), a trust, a state and an agency of state, in each case, whether or not having a separate legal personality;

(f) **Person includes successors:**

a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and permitted assigns; and

1.3 Pro Rata Quantities

Where under this Agreement any quantity or obligation is specified in relation to a Contract Year or a Year (as the case may be) or refers to a Contract Year or a Year (as the case may be), then where the Contract Year or Year, in accordance with the definition of that term, is less than a twelve month period or this Agreement is terminated prior to the end of the relevant Contract Year or Year (as the case may be), such quantity or obligation shall be calculated by reference to a pro rata portion of a full Contract Year or full Year, as the case may be.

1.4 Headings

Ignore headings in construing this Agreement.

2. Sale and purchase of Product

2.1 The obligation of the parties under this Agreement are conditional in all respects (as a condition precedent) on the completion under the Sale and Purchase Agreement occurring.

2.2 Except as provided in this Agreement, the Supplier agrees to sell from the Commencement Date, and the Purchaser agrees to purchase from that date, the Product on the terms contained in this Agreement. For that purpose clauses 1.3 (as if a reference to "Annual Pulpwood Volume" was a reference to the Total Volume), 1.5A (except paragraph (a) and ignoring the volume obligation), 1.5B, 1.8, 2A, 2B, 2C, 3.1, 3.2, 3.3, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12 and 3.13 of the Principal Agreement, and clause 2.10, 2.12 and Schedule 2 of the Variation Agreement, shall be deemed to be incorporated into this Agreement (with all necessary modifications) and references to "FCF" or "TFL" therein shall be deemed to be references to the Supplier and references to "TPP" or "NST" shall be deemed to be references to the Purchaser.

2.3 The Product shall be supplied from the Supply Source or from such other source as may be selected by the Supplier. The parties record their intention that, to the extent permitted by the Principal Agreement, delivery of Product shall be undertaken on an even basis in each year subject to normal seasonal fluctuations.

2.4 Risk in Product shall pass on delivery to the Counterparty in the manner required under the Principal Agreement, and title shall pass on payment hereunder.

3. Variation of Principal Agreement

3.1 The Purchaser shall not make any agreement (including pursuant to the exercise of any discretion) pursuant to, or grant any waiver in respect of, any provision of the Principal Agreement (including in respect of a change in supply volume, a change in specifications, any agreement as to price or pricing, any forecasting, or the harvesting and delivery timetable for Product), or agree to any amendment to the Principal Agreement, except with the prior written consent of the Supplier (not to be unreasonably withheld or delayed). If any such agreement, waiver or amendment is made other than in compliance with this clause, then it shall not be binding on the Supplier.

4. Volume

4.1 During the Committed Period the volume of the Product to be supplied by the Supplier to the Purchaser under this Agreement in any Contract Year (**Purchase Volume**) shall be the lower of:

(a) the Annual Volume for that Contract Year adjusted if required so that if the Total Volume for the relevant Contract Year is less than 300,000 m³ then the Annual Volume to be supplied under this Agreement for the Contract Year shall be reduced on a basis pro rata to the reduction in Total Volume below 300,000 m³ (such reduced value being the **OTPPPro-Rata Annual Volume**); and

(b) the Adjusted Pro-Rata Annual Volume calculated in accordance with the following formula:

$$\text{Adjusted Pro-Rata Annual Volume} = \frac{A}{(A+B)} \times (TV\text{-}TWV)$$

where A = the OTPPPro-Rata Annual Volume

B = the equivalent calculation of the VikingPro-Rata Annual Volume pursuant to the corresponding provisions of the Ancillary NST Pulplog Supply Agreement between the Purchaser and Viking GlobalNew Zealand Limited

TV = Total Volume

TWV = means where Kiwi Forests Group Limited has completed the Tarawera Purchase, the volume of Product supplied to the Counterparty under the Tarawera Agreement in respect of that Contract Year and where Kiwi Forests Group Limited has not completed the Tarawera Purchase, means the greater of :

(i) the volume of Product supplied to the Counterparty under the Tarawera Agreement in the Contract Year; and

(ii) the Tarawera Minimum Volume in the Contract Year;

provided that the Purchaser will not agree the Total Volume with the Counterparty without the prior written consent of the Supplier (which shall not be unreasonably withheld or delayed).

4.2 (a) The Purchaser will not less than 20 Business Days prior to the commencement of each Quarter notify the Supplier of any volume of Product the Purchaser has for sale resulting from the TEAL Arrangements in addition to volumes required to meet its contractual obligations. The Supplier will notify the Purchaser in writing not less than 5 Business Days prior to the commencement of the relevant Quarter of such percentage of the Product specified in the Purchaser's notice as the Supplier wishes to purchase at the same price as the price of Product under this Agreement.

(b) If the aggregate volume of Product under the purchase requests the Purchaser receives under clause 4.2(a) of this Agreement and under the corresponding provisions of the Ancillary NST Pulplog Supply Agreements exceeds the total Product offered in the Purchaser's notice, then the volume of Product from the TEAL Arrangements to be sold by the Purchaser to the Supplier under this Agreement and to the suppliers under the Ancillary NST Pulplog Agreements shall be reduced pro-rata to the volumes notified to the Purchaser in the respective purchase requests.

(c) To the extent the Supplier does not give notice to the Purchaser under this clause 4.2, the Purchaser shall be entitled to dispose of such volume of Product it has for sale from the TEAL Arrangements as it sees fit.

(d) The Supplier shall be entitled to use Product purchased from the Purchaser under this clause 4.2 only to supply to the Purchaser under this Agreement.

4.3 After the expiry of the Committed Period during each Year while this Agreement remains in force, the volume of the Product, if any, to be supplied from the Supplier to the Purchaser shall be determined as follows:

(a) Subject to the proviso to clauses 4.3(c)(iii)and 4.3(d)(i), the Purchaser shall be entitled to a right of first refusal over all Product up to a maximum of the Total Volume plus, at any time after the termination of the Whakatane Pulplog Supply Agreement but prior to the termination of the Whakatane Agreement, the WBM Total Volume from the Supply Source less any amount of the Total Volume which is scheduled to be supplied to the Counterparty under the Tarawera Agreement during each Year (**ROF Volume**).

(b) Subject to the proviso to clauses 4.3(c)(iii) and to clause 4.3(d)(ii), the Supplier shall have the right to put to the Purchaser all Product from the Supply Source, up to a

maximum of the ROF Volume during each Year while this Agreement remains in force after the expiry of the Committed Period.

(c) The right of first refusal and the put right shall apply as follows:

(i) not later than 60 days prior to the beginning of each Year, the Supplier shall notify the Purchaser in writing of its good faith estimate of the volumes of Product that it anticipates will be available for sale during the following Year up to a maximum of the ROF Volume (**Available Volume**) and, if it wishes to exercise its put right under clause 4.3(b), the amount of the Available Volume that it will require the Purchaser to purchase pursuant to its put right under clause 4.3(b) (**Put Volume**) at a market price for such Products to be agreed in accordance with clause 4.4;

(ii) not later than 45 days prior to the beginning of the relevant Year, the Purchaser shall, if it wishes, notify the Supplier in writing the amount of the Available Volume it will purchase under its right of first refusal being:

(A) where the Supplier has not exercised its put right, the portion of the Available Volume the Purchaser wishes to purchase; and

(B) where the Supplier has exercised its put right, any portion of the Available Volume the Purchaser wishes to purchase in excess of the Put Volume;

(the **Committed Volume**) at a market price of the Products to be agreed in accordance with clause 4.4;

(iii) if sufficient Product is actually harvested from the Supply Source during the relevant Year, the Supplier shall supply, and the Purchaser shall purchase, the amount of Committed Volume in accordance with the Purchaser's notification under clause 4.3(c)(ii) (or, if less than the Committed Volume is harvested, all the Product harvested) and/or the amount of Put Volume notified under clause 4.3(c)(i) (or, if less than the Put Volume is harvested, all the Product harvested), provided that the total volume of Product actually sold and purchased under this clause 4.3 and under the Ancillary NST Pulplog Supply Agreements shall not exceed, in any Year, the ROF Volume; and

(d) (i) If in any Year the aggregate of the portion of the Available Volume the Purchaser elects to purchase under clause 4.3(a) and the portion of the available volume the Purchaser elects to purchase under its corresponding rights under the Ancillary NST Pulplog Supply Agreements exceeds the ROF Volume, then the portion of the Available Volume under this Agreement which the Purchaser can purchase and the portion of available volume under the Ancillary NST Pulplog Supply Agreements shall be reduced pro rata to the respective volumes the Purchaser has elected to purchase from the Supplier and each of the other suppliers under the Ancillary NST Pulplog Supply Agreements.

(ii) If in any Year the aggregate of the Put Volume put to the Purchaser under this Agreement and the put volume put to the Purchaser under the Ancillary NST Pulplog Supply Agreements exceeds the ROF Volume, then the Put Volume under this Agreement and the put volumes under the Ancillary NST Pulplog Supply Agreements shall be reduced pro rata to the respective volumes put under the respective put rights.

(e) The Supplier and the Purchaser acknowledge that the Purchaser has the benefit and burden of a clause similar to this clause 4.3 in the Ancillary NST Pulplog Supply Agreements, and agrees to exercises its rights under each such clause equitably among the suppliers under this Agreement and those agreements.

(f) There shall be no obligation on the Supplier to offer a minimum volume of the Products by way of Available Volume in any Year and, subject to clause 4.3(c)(iii), no obligation on the Purchaser to purchase a minimum volume of Product by way of Available Volume in any Year.

(g) The Purchaser shall only be entitled to use Product purchased under this clause 4.3 to supply the Counterparty under the Principal Agreement or the Counterparty under the Whakatane Agreement, and the Supplier may refuse to supply any Product to be used for any other purpose.

4.4 The market price of the proportion of the Available Volume to be purchased by the Purchaser pursuant to clause 4.3(b) will be agreed Quarterly. Not later than 20 Business Days prior to the commencement of each Quarter, the Supplier shall advise the Purchaser of its price for Product for the following Quarter. If the Purchaser accepts that price, then all sales and purchases under the first right of refusal and put right in that Quarter shall be undertaken at that price. If the Purchaser does not accept that price, then the parties shall enter into negotiations to endeavour to agree the price (in dollars per tonne). Upon agreement of the price, the price will be fixed for that Quarter. In negotiating the price the parties shall act in good faith and must have regard to the volume of Product being dealt with and the open market prices in the Central North Island for pulplogs. Where the parties are unable to agree on the prices for any Quarter by the commencement date of that Quarter, the first right of refusal and put right shall cease for that Quarter.

4.5 From the Commencement Date, any Forestry Block that is not transferred by the Purchaser to the Supplier under the Sale and Purchase Agreement on the Principal Completion Date (a **Non-transferring Forestry Block**) shall be managed under clause 4.9 of the Sale and Purchase Agreement, pursuant to which the Non-transferring Forestry Blocks shall be managed on behalf of the Purchaser for up to 7 Months from the Principal Completion Date. The parties agree that during this period of a maximum 7 Months, the Supplier shall have the right to provide Product to the Purchaser from the Non-transferring Forestry Blocks and such provision of Product shall be deemed to contribute towards the volume of Product the Supplier is obliged to supply in the applicable Contract Year, but such Product shall not be supplied by the Supplier or purchased by the Purchaser under this Agreement and accordingly the terms of this Agreement shall not apply to such Product except that such Product shall comply with the specifications in Schedule 2 of the Variation Agreement.

4.6 At the expiry of the period of a maximum of 7 Months referred to in clause 4.5, the parties shall review the Non-transferring Forestry Blocks which have not been transferred to the Supplier as at that date (**Remaining FCF Forestry Blocks**) and will carry out an assessment of the effect that the Remaining FCF Forestry Blocks will have on the volume of Product to be harvested from the Supply Source during each Contract Year during the Committed Period as determined by the parties from a forecast woodflow availability schedule for the Committed Period agreed between the parties or, failing agreement within 10 Business Days of the parties first attempting to do so, determined by the Expert referred to in clause 8 of this Agreement (such schedule as agreed or determined, the **Availability Schedule**). In relation to each Contract Year, if the volume of Product to be harvested from the Remaining FCF Forestry Blocks:

(a) does not exceed 5% by volume in tonnes of the annual harvest volume of Product for a Contract Year in each case determined in accordance with the Availability Schedule, then no adjustment shall be made to the volume of Product the Supplier is obliged to supply for that Contract Year; and

(b) does exceed 5% by volume in tonnes of the annual harvest volume of Product for a Contract Year in each case determined in accordance with the Availability Schedule, then the volume of Product the Supplier is obliged to supply in the applicable Contract Year shall be reduced for each relevant Contract Year by the volume of Product to be harvested from those Remaining FCF Forestry Blocks during that Contract Year as determined from the Availability Schedule.

4.7 All scaling and weighing of Product supplied by the Supplier to the Purchaser under this Agreement shall be carried out by the Purchaser in accordance with usual industry standards.

5. Shortfall of Product

For the avoidance of doubt, in the event that the Supplier is unable to supply the volume of Product required in any month under this Agreement from the Supply Source, the Supplier may, at its option, purchase Product from an alternative source to make up the shortfall. Should the Supplier fail to provide Product from an alternative source, the Purchaser may, at its option, purchase Product from an alternative supplier to make up the shortfall. The Supplier shall compensate the Purchaser for any loss arising as a result of a delivery shortfall in accordance with, and to the extent required, by the Purchaser's, statutory and common law rights.

6. Term

6.1 This Agreement shall commence on the Commencement Date and shall continue until the termination for any reason of the Principal Agreement.

6.2 The Supplier may terminate this Agreement if the Purchaser fails to pay any amount payable to the Supplier by the due date, and such payment is not received within 20 Business Days of written notice from the Supplier requiring payment provided this clause 6.2 shall not apply to any amount which is the subject of a bona fide dispute between the parties.

6.3 Notwithstanding the foregoing, clauses 4.1, 4.2, 4.5, 4.6, 5 and 7 shall terminate on the last day of the Committed Period and thereafter be of no further force or effect.

7. Wood Council and Management of Agreements

7.1

(a) Prior to the Commencement Date, each of the parties shall appoint a representative to a committee to comprise of four persons being the representatives of each of the parties and representatives of each of Kiwi Forests Group Limited and Viking Global New Zealand Limited (**the Wood Council**);

(b) The Wood Council shall meet each Quarter to discuss in good faith and ensure effective co-ordination, administration and management of this Agreement, the Ancillary NST Pulplog Supply Agreements and the Purchaser's ongoing obligations under the Principal Agreement.

(c) The Purchaser shall ensure that each of the Ancillary NST Pulplog Supply Agreements throughout their respective terms contain a provision similar to this clause 7.1 requiring Kiwi Forests Group Limited and Viking Global New Zealand Limited to have their respective representatives participate in the Wood Council.

7.2 The Supplier shall pay the Purchaser a management fee (the **Management Fee**) in each year during the Committed Period for co-ordinating and managing this Agreement and the Purchaser's ongoing obligations under the Principal Agreement. The Management Fee will be payable Quarterly in arrears with the first payment being at the end of the first complete Quarter after the Commencement Date. The Purchaser will issue an invoice to the Supplier for each Quarterly Management Fee payment within five Business Days after the end of each Quarter. Each invoice will be payable in full by the Supplier on or prior to the 20th day of the Month following the Quarter to which the invoice relates.

7.3 The Management Fee in respect of the first Contract Year shall be $21,667 plus GST and thereafter the Management Fee shall be increased with effect from each anniversary of the Commencement Date by a percentage equal to any positive percentage change in the Consumer Prices Index for the 12 months ending on the last day of the September immediately preceding such anniversary. If the change in the Consumer Prices Index over the relevant 12 month period is zero or negative there shall be no change in the Management Fee from that applying during the previous year.

8. Expert

8.1 For the purposes of clause 4.6, the dispute resolution provisions of the Principal Agreement shall not apply and the following provisions shall apply in lieu thereof:

(a) the parties shall, by agreement, appoint an independent expert for the purposes of resolving the dispute (the **Expert**). If the parties are unable to agree upon the Expert to be appointed at any time within 10 Business Days of first attempting to do so, the Expert shall be appointed by the Chairman of the Consultants Committee of the New Zealand Institute of Forestry.

(b) the Expert shall be asked to provide his determination as soon as possible;

(c) any determination by the Expert shall be final and binding on the parties;

(d) the Expert's costs shall be borne equally by the parties.

8.2 For any dispute other than a dispute under clause 4.6, the dispute resolution provisions of the Principal Agreement apply.

9. Assignment

The provisions of this clause shall apply in respect of assignments:

(a) Either party may assign its rights or transfer its obligations under this Agreement to any other person or entity with the prior written consent of the other party, such consent not to be unreasonably withheld or delayed. Any change in the legal or beneficial ownership or the effective management or control of a party (which shall not in relation to the Purchaser include a change of control resulting from any change of control of Fletcher Challenge Forests Limited whilst it is listed on any applicable stock exchange) shall be deemed to be an assignment requiring the other party's prior written consent.

(b) The Supplier may novate all or any of its rights and obligations under this Agreement to one or more third parties with the prior written consent of the Purchaser, which may not be unreasonably withheld or delayed, provided that the Purchaser may take into account the number of novatees and the ability of those novatees to jointly meet the obligations of the Supplier under this Agreement and if, in the Purchaser's reasonable opinion, such novation would cause material economic harm to the Purchaser, the Purchaser may withhold its consent. If the Supplier sells all, or a material part, of its interest in the Supply Source, the Purchaser may require the Supplier to novate and transfer its rights and obligations under this Agreement to the new owner(s) of these interests by procuring the new owner to enter into a deed of covenant with the Purchaser, the form of which is to be approved by the Purchaser (acting reasonably and promptly), agreeing to be bound by the terms of this Agreement. A sale of an interest in the Supply Source which will or which could reasonably be expected to affect the ability of the Supplier to meet its supply commitments under this Agreement shall be deemed to be a sale of a material part of the Supply Source for the purposes of this clause 9(b).

(c) Where parts of the Supply Source have been sold to new owner(s) (and such new owners have been novated rights and obligations under this Agreement) a reasonable mechanism shall be put in place by the Supplier between the Supplier and the new owner(s) for dividing up responsibility for meeting the required volumes which shall require to be approved by the Purchaser, acting reasonably and without delay.

10. Confidentiality

The parties each acknowledge that they will obtain access to confidential information of the other (**Confidential Information**) and shall at all times keep confidential and not directly or indirectly make or allow any disclosure or use to be made of any oral or written Confidential Information relating to the other party, the other party's operations or subject matter of this Agreement except to the extent:

(a) required by law or the rules of any relevant stock exchange and then, to the extent applicable, only after advising the other party of that requirement; or

(b) necessary to obtain the benefit of, or to carry out obligations under the Principal Agreement or in respect of the Sale and Purchase Agreement; or

(c) that the information is or becomes available in the public domain without breach by the other party of its confidentiality obligations under this clause or at law; or

(d) that the information was already known to the third party on a non-confidential basis prior to disclosure to it; or

(e) that the other party otherwise agrees in writing; or

(f) required by the Supplier in respect of disclosure to a purchaser from it of any interest in the Supply Source (or any part thereof) or by the Purchaser in respect of disclosure to a purchaser of any of the Purchaser's mills or processing assets or those of any of its Related Companies, a proposed assignee of the Purchaser's rights and obligations under the Principal Agreement or as is necessary in relation to dealing with the Counterparty to the Principal Agreement, provided that in each case appropriate confidentiality undertakings are first obtained from all intended recipients of Confidential Information; or

(g) required by Fletcher Challenge Forests Limited in respect of disclosure required by any applicable law to any offeror under an offer for part or all of Fletcher Challenge Forests Limited's voting securities.

11. Form of Notice

Each notice or other communication under this Agreement is to be in writing, is to be made by facsimile, personal delivery or by post to the addressee at the facsimile number or address, and is to be marked for the attention of the person or office holder (if any), from time to time designated for the purpose by the addressee to the other party. The initial number, facsimile number, address and relevant person or office holder of each party is set out under its name at the end of this Agreement. No communication is to be effective until received. A communication will, however, be deemed to be received by the addressee:

(a) in the case of a facsimile, on the Business Day on which it is despatched or, if despatched after 5pm (in the place of receipt) on a Business Day or, if despatched on a non-Business Day, on the next Business Day after the date of despatch;

(b) in the case of personal delivery, when delivered; and

(c) in the case of a letter, on the third Business Day after posting by airmail.

12. Governing Law

The Agreement shall be construed in accordance with and governed by the laws of New Zealand and the parties irrevocably and unconditionally agree to submit to be and be bound by the non-exclusive jurisdiction of the courts and tribunals of New Zealand in respect of any proceedings arising out of the Agreement.

13. Miscellaneous

13.1 In the event of any conflict between a provision of this Agreement and a provision of the Principal Agreement, the provisions of this Agreement shall in all cases prevail.

13.2 Nothing contained in this Agreement will or is to be construed as creating a partnership, joint venture or any similar arrangement between the parties.

13.3 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, undertakings, negotiations and discussions, whether written or oral.

13.4 This Agreement may not be amended, and no provision may be waived, except by written agreement between the parties to this Agreement.

13.5 This Agreement may be executed in counterparts, including facsimile copies, and when each party has executed a counterpart, each of such counterparts will be deemed to be an original and when taken together will constitute one and the same agreement.

Execution

Executed as an agreement.

Fletcher Challenge Forests Industries Limited by

"John Anthony Dell" Director	"Paul Malcolm Gillard" Director
John Anthony Dell Print Name	Paul Malcolm Gillard Print Name

Address of Fletcher Challenge Forests Industries Limited

Address	8 Rockridge Road Penrose Auckland	**Facsimile**	0064 9 571 9970
Attention	Chief Executive		

OTPP New Zealand Forest Investments Limited
by:

"Leo de Bever"
Authorised Signatory

Leo de Bever
Print Name

"Anne de Bever"
Witness Signature

Anne de Bever
Print Name

Teacher
Witness Occupation

Richmond Hill, ON
Place of residence

Address of OTPP New Zealand Forest Investments Limited

Address	c/- Ontario Teachers Pension Plan 5650 Yonge Street Toronto Ontario Canada	**Facsimile**	+1 416 730 3773
Attention	Vice President, Infrastructure and Portfolio Manger, Timber Manger, Private Equity Investment Finance		
Copy to	ProTimber Investments, Inc. 30-D Catoctin Circle Leesburg, Virginia 20175 USA	**Facsimile**	+1 703 669 9225
Attention	Bob Flagler		
Copy to	Chapman Tripp Level 35 ANZ Centre 23-29 Albert Street Auckland	**Facsimile**	+64 357 9099
Attention	John Strowger		

Schedule 1: Forests

For #	forest code	forest	Block Name(s)	Tenure	Comments
2	ASTN	aston	aston	FR	
3	ATAT	aratiatia	tenorakurino2	FR	
5	BROA	broadlands	broadlands	FH	To the extent owned by OTPP
6	BRWN	browne	browne	FR	
7	CARS	carswell	carswell	FR	
8	COKR	cookr	cookr	FR	
9	CRES	cresswell	cresswell	FR	
11	EMER	emery	emeryhaumingi, emerytaemanu	FR	
12	FOLE	foley	foley	FR	
13	GANM	gammons/ngawaro	gammons, ngawaro	FH	
14	GILT	gilbert	gilbert	FH	To the extent owned by OTPP
15	GYDE	gyde	gyde	FR	
16	HAUH	hauhungaroa 1c	hauhungaroa1c	FR	
17	HERE	herepuru	herepuru	FR	
18	HO2B	horohoro 2b	horohoro2b	FH	To the extent owned by OTPP
20	KA10	kawerau a10	kawerau a10	FR	
21	KA23	kawerau a2&a3	kawerau a2a3	FR	
				LH	
23	KAW4	kawerau a4	kawerau a4	FR	
24	KEPA	keepa	ohura, keepa	FR	
25	KERU	kererutahi	kererutahi	FH	
26	KITP	king te pohue	kingtepohue	FR	
27	LILI	lilburns	lilburn	FH	
29	MAMT	sf3	sf3	CL	To the extent owned by OTPP
30	MANP	mangapapa	mangapapa	LH	
32	MART	martin	martin	FR	
34	MILS	mills	mills	FH	
35	MNEW	mangorewa/kaharoa fc	mangorewafp	LH	
36	MNGO	mangaone	beijemans	FH	
37	MNSO	mangaone seed orchar	mangaoneorchard	FH	
38	MNTC	mangorewa/kaharoa tc	mangorewatc	LH	
39	MOKO	mokorua	mokorua	FH	
40	MOUN	mountfort j/v	mountfort	FR	
41	MOYE	moyes	moyes	FR	
43	MTTA	matata	matata	FH	
44	NG5D	ngapeke 5d	ngapeke5d	LH	
45	NGAH	ngahuinga	ngahuinga	LH	
46	NGAM	ngamanawa 5d2	ngamanawa	FR	
49	NPHK	ngatipahiko	ngatipahiko	FR	
50	OK1E	okere1e	okere1e	LH	
51	OKHU	okahu	okahu	FR	
52	OMAI	omaio	omaio	LH	
53	OMAN	omanawa	omanawa	FH	
54	OPSH	opepe south	opepesth	FH	
55	OPTR	opepe trust	opepetrust	FR	
57	PAE5	paengaroa south 5	paengaroasth5	FR	
58	PAEN	paengaroa south 4	paengaroasth4	LH	
59	PAHU	pahautea	pahautea	LH	
62	PINE	pinehill	pinehill	FH	
63	PINN	pinnacles	pinnacles, kaharoafh	FH	
63	PINN	pinnacles	kaharoath	CL	
64	PKRU	pukerimu..	harveys	FH	
65	POLL	pollard	pollard	FR	
66	PONA	ponaua	ponaua	LH	
69	RG41	rangitaiki 41b10c	rangitaiki41b10c	FR	

71	RIDG	ridge	ridge	FH	To the extent owned by OTPP
73	RO3V	rotoiti 3v3	rotoiti3v3	LH	To the extent owned by OTPP
74	RO5B	rotoiti 5b1	rotoiti5b1	FH,	
75	ROMA	rotoma	rotoma1b	FR	
76	ROSS	ross	ross	FR	
77	ROTO	rotoiti	rotoiti, rotoitieast	FR	
78	RU1A	ruahine 1a	ruahine1a	FR	
79	RUHH	ruahihi	ruahihi	FR	
80	RU1K	ruatoki	ruatoki	FR	
81	SCHL	schuler	schuler	FR	
82	SCTB	scottb	scottb	FR	
83	SCTT	scott	scott	FR	
84	SELF	self	self	FR	
85	SF18	sf18	sf18	CL	To the extent owned by OTPP
86	SF28	sf28	sf28	CL	To the extent owned by OTPP
87	SISC	sisams c/r	sisamcr	CR	
88	S.SF	sisam f/r	sisamfr	FR	
89	STNL	stanley	taneatuatpp	FR	
91	SUTH	sutherlands	sutherland	FR	
93	TA11	tokerau a11	tokeraua11	FR	
94	TA8C	taheke 8c	taheke8c	FR	
95	TAHE	taheke paengaroa	tahekefp	FR	
96	TAHO	tahorakuri	tahorakuri	FH	
97	TAIK	taikato	taikato	FR	
98	TANE	taneatua	able, foote, pickford, taylorin	FH	
99	TATA	tataraakina	tataraakina	LH	
100	TAUH	tauhara	tauhara, opepenth, putea	FH	To the extent owned by OTPP
102	TEKA	te kapua	tekapuatf	FR	
103	TEKO	te kooti	tekooti	LH	
105	TETK	te toke	tetoke	FR	
106	TEWA	te waka	tewaka	FR	
108	THAU	tahau	tahau	FR	
109	THUN	tahuna	tahuna	FR	
111	TIKC	tikitere c	tikiterec	LH	
112	TIKI	tikitere	tikitere	LH	
113	TILL	tillemans	tillemans	FR	
114	TIRA	tiraki	tiraki	LH	
115	TMAT	te matai	tematailfh	FH	To the extent owned by OTPP
116	TMTA	taumata	taumata	FR	
117	TRNR	turner	turnerrad, turnerfir	FR	
118	TUAR	tuararangaia	tuararangaia	LH	
119	TUHO	tuhoe	tuhoe	LH	
120	TUKK	tukituki	aitken, neilson, ormondmacpherson, ormondmorley, ormondrichmond	FR	
121	UMUH	umuhika	umuhika	FR	
122	VELA	vela	vela, vela2	FR	
123	WA2A	waipapa 2a	waipapa2a	LH	
124	WAKE	waikerea	waikerea	FH	
125	WAIO	waiotahi	waiotahiswan	FH	To the extent owned by OTPP
126	WAIP	waipapa i	waipapai	FR	
127	WAIU	waiaua	waiaua	FH	
128	WANI	wainui	wainui, nat'skitinsoana	FH	
129	WBAY	welcome bay	welcomebay	FH	
129	WBAY	welcome bay	holmberg	LH	
130	WEDD	wedd	wedd	FR	
133	WOK	waioeka	waioekajobbins	FH	
134	WKWA	waikawa	waikawa	LH	
135	WMNA	waimana	waimana	FH	
136	WRHA	wharehuia	wharehuia	FR	
137	WTGI	waitangi	waitangiroa2	FR	
138	WTHA	waitohanui	waitohanui	LH	

Schedule 2: Annual Volume

	m^3 (000s)
2004	64
2005	107
2006	131
2007	129
2008	129
2009	133
2010	164
2011	154
2012	159
2013	175
2014	168
2015	150
2016	154
2017	211
2018	138
2019	206
2020	195
2021	191
2022	177
2023	163
2024	143
2025	142
2026	140
2027	211
2028	150

Schedule 3: Principal Agreement

FLETCHER CHALLENGE FORESTS LIMITED

and

TASMAN PULP AND PAPER COMPANY LIMITED

INTER-DIVISION AGREEMENT

RUSSELL McVEAGH McKENZIE BARTLEET & CO
BARRISTERS & SOLICITORS
AUCKLAND & WELLINGTON, NEW ZEALAND

AGREEMENT dated 5th October 1999

PARTIES

FLETCHER CHALLENGE FORESTS LIMITED ("FCF")

TASMAN PULP AND PAPER COMPANY LIMITED ("TPP")

INTRODUCTION

A. Certain inter-division arrangements apply between Fletcher Challenge Forests Division ("**FCF Division**"), Fletcher Challenge Paper Division ("**FCP**"), and Fletcher Challenge Building Division ("**FCB**") as set out in:

(a) the Fletcher Challenge Limited Ordinary Division Reorganisation Information Memorandum dated 28 February 1996 (the relevant extracts from which are attached as Schedule 1);

(b) the Memoranda of H A Fletcher dated 20 June 1996 and 18 July 1996 (copies of which are attached as Schedule 2);

(c) the Independent Appraisal Report dated 12 September 1996 regarding the transfer of the Tasman Lumber and H.T. Plywood processing activities and their associated assets, rights and obligations from FCB to FCF Division (a copy of which is attached as Schedule 3); and

(d) the undated 1997 agreement between FCF Division and FCP relating to the management by FCF Division of its forests and the Central North Island Forest Partnership forests on "an exact equivalent basis" (a copy of which is attached as Schedule 4),

which record, among other things that FCF Division is, and will continue to be, a substantial direct seller or, through custom processing, an indirect seller of pulplogs, pulpwood, arisings, thinnings, chips, sawdust, hog fuel and other residual products to TPP as well as to FCB and third parties.

B. FCP is investigating the restructuring of TPP, including the possibility of the sale of TPP and dividing TPP into a pulp company to be called Tasman Pulp Limited and a paper company, TPP.

C. FCP has requested that the inter-division arrangements between FCF Division, and FCP be recorded in a binding legal agreement between FCF and TPP prior to the restructuring of TPP.

AGREEMENT

1. INTER-DIVISION ARRANGEMENTS

Pulplogs and pulpwood

1.1 FCF is, and will continue to be, a substantial direct seller or, through custom processing, an indirect seller of pulp logs, pulp wood, arisings, thinnings, chips, sawdust, hog fuel and other residual products to TPP as well as to FCB and third parties.

1.2 For so long as there are any domestic processors of pulplogs, pulpwood and other residual products within TPP or FCB, they will be entitled to up to 100% of FCF's harvest that results in pulplogs, pulpwood and other residual products supply, subject to:

(a) the existing contractual arrangements of FCF as at 28 February 1996 (being the date of the Information Memorandum referred to in paragraph A(a) of the Introduction); and

(b) the condition that the fibre be used for TPP's and FCB's own domestic processing.

1.3 FCF is obliged to make available for supply to FCB and TPP not less than 600,000 m^3 of pulplogs, pulpwood and arisings or thinnings per annum in perpetuity (**"Annual Pulpwood Volume"**)

1.4 FCB is be entitled to 200,000 m^3 of the Annual Pulpwood Volume.

1.5 TPP is entitled to 400,000 m^3 of the Annual Pulpwood Volume.

1.6 If either of TPP or FCB does not require in any year the proportion of the Annual Pulpwood Volume allocated to it pursuant to clause 1.4 or 1.5, any excess shall be made available to the other's operations.

1.7 If the total demand of TPP and FCB in any year is in excess of the Annual Pulpwood Volume and is in excess of the total volume available from FCF, the volume available from FCF shall be allocated to TPP and FCB in the same proportion as the Annual Pulpwood Volume is allocated to TPP and FCB pursuant to clauses 1.4 and 1.5.

1.8 Pulpwood arisings and thinnings from FCF's Central North Island forests, where not covered by existing explicit contracts with third parties as at 28 February 1996, will be priced similarly to supply under the Tasman Contracts, being:

(a) the contract entered into in 1953 between TPP and the Crown for the supply of 40 million cubic feet of logs per annum;

(b) the contract entered into in 1966 between TPP and the Crown for the supply of 20 million cubic feet of logs per annum; and

(c) the Implementation Agreement relating to such contracts dated 19 December 1995 between Tasman Pulp and Paper Company Limited, Fletcher Challenge Forests Limited, Kaingaroa Logging Company Limited, Fletcher Challenge Forests (Manufacturing) Limited, Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited.

Sawmill chips

1.9 FCF agrees that for so long as TPP or FCB are processors in New Zealand of sawmill chips, they will be entitled to up to 100% of the sawmill chips supply from FCF's sawmilling operations subject to:

(a) the existing contractual arrangements of FCF's sawmilling operations as at 28 February 1996 (being the date of the Information Memorandum referred to in paragraph A(a) of the Introduction); and

(b) the condition that the sawmill chips be used for TPP's and FCB's own domestic processing;

1.10 TPP will be entitled to up to 100% of the sawmill chips produced from FCF's sawmilling operations at Kawerau and Rainbow Mountain for so long as they remain operating.

1.11 FCB will be entitled to 100% of any sawmill chips produced by the Kawerau and Rainbow Mountain sawmills in excess of the requirements of TPP;

1.12 Sawmill chips produced by FCF's sawmill at Taupo, for so long as it remains operating, will in the first instance be made available to FCB. TPP will be entitled to 100% of any sawmill chips produced by the Taupo sawmill in excess of the requirements of FCB.

1.13 Sawmill chips will be priced similarly to supply under the Implementation Agreement referred to in clause 1.8 with appropriate adjustments for freight costs as referred to in the memoranda of HA Fletcher dated 20 June 1996 and 18 July 1996.

Shavings and sawdust

1.14 FCB is entitled to 100% of the shavings and sawdust produced by the sawmilling operations of FCF. TPP shall be entitled to any shavings and sawdust surplus to the requirements of FCB.

1.15 Hog fuel, shavings and sawdust transferred between FCF and TPP will be transferred at market prices.

General

1.16 Neither of the parties to this agreement (nor any assignee thereof) may assign its interest in, or rights and obligations under, this agreement except to an "Affiliate". "Affiliate" means in respect of a party, a person controlling, controlled by, or under common control with, that party. Control means the

power to direct management, whether through the ownership of a majority of voting shares or otherwise. The parties acknowledge that the Agreement Regulating the Supply of Fibre between FCF and TPP dated on or about the date of this agreement provides for the formation of an entity known as Fibreco and the possibility of TPP being divided into Tasman Paper and Tasman Pulp and agree that clause 5 of the the Agreement Regulating the Supply of Fibre shall apply if, during the term of this agreement, a transaction is, or transactions are, proposed, the effect of which is that TPP or either or both of Tasman Paper and Tasman Pulp cease or continues not to be wholly or partly owned by Fletcher Challenge Limited.

1.17 In this agreement, references to FCB shall include references to any legal entity within FCB who is entitled to the benefit of FCB's rights under the interdivision arrangements referred to in paragraph A of the Introduction. At the date of this agreement, the relevant legal entity is Fletcher Wood Panels Limited.

2. MANAGEMENT ON AN "EXACT EQUIVALENT BASIS"

2.1 TPP agrees that FCF may manage the Central North Island Forest Partnership forests and its central North Island forests on an "exact equivalent basis" subject to FCF observing its obligations under the Tasman Contracts and Section 1 of this agreement provided that there is:

(a) no prejudice to the supply commitments to TPP for the term of the Tasman Contracts; and

(b) no greater cost to TPP than there would be if the Central North Island Forest Partnership forests and FCF's central North Island forests were managed as separate forests for the duration of the Tasman Contracts and both parties were meeting their respective obligations thereunder.

"Exact equivalent basis" means that FCF may supply TPP with wood fibre from any of the forests estates that FCF manages as long as the quality specifications and price of the wood fibre is equivalent to the quality, specifications and price of the wood fibre that FCF would have supplied to TPP if FCF were not managing the Central North Island Forest Partnership forests and the central North Island forests on an "exact equivalent" basis and instead were supplying wood fibre to TPP strictly in accordance with the Tasman Contracts and section 1 of this agreement.

2.2 If there is any prejudice or greater cost, TPP will have the appropriate remedies against the Central North Island Forest Partnership and/or FCF.

2.3 The remedies will be at TPP's election:

(a) to request the partners to supply pulp wood from alternate sources to meet the supply obligations under the Tasman Contracts at the price set out in clauses 20.1 and 35.1 of the Implementation Agreement; or

(b) to request the partners to pay damages in an amount reflecting costs and losses which TPP would suffer as a result of not obtaining the

pulp wood it is entitled to under the Tasman contracts at the price referred to in paragraph (a) above; or

(c) a combination of the above.

2.4 If the partners do not agree to TPP's request under clause 2.3, or to the extent that the provisions of clause 2.3 do not fully compensate TPP, at TPP's election:

(a) FCF will supply pulp wood from alternate sources to meet the supply obligations under the Tasman contracts at the price set out in clauses 20.1 and 35.1 of the Implementation Agreement;

(b) FCF will pay damages in an amount reflecting costs and losses which TPP would suffer as a result of not obtaining the pulp wood it is entitled to under the Tasman Contracts at the price referred to in paragraph (a) above; or

(c) a combination of the above.

2.5 Except to the extent expressed in clauses 2.1 to 2.4, the management of the forests on an exact equivalent basis is without prejudice to the rights and obligations of the parties under the Tasman Contracts or pursuant to section 1 of this agreement.

3. GENERAL CONDITIONS

3.1 FCF shall, within seven working days of the end of a month, invoice TPP for the products provided to it pursuant to this agreement during the previous month. TPP shall, on payment of the invoice, notify FCF of any errors in the details of the products supplied and the purchase prices specified in the invoice.

3.2 If TPP advises FCF of an error in an invoice, TPP and FCF shall, within one month of payment of the invoice, meet to discuss the errors identified by TPP and agree on whether or not a credit is due from FCF to TPP. Any such credit shall be made on the next monthly invoice following agreement between the parties.

3.3 Payment is due by the 20th day of the month in which an invoice is issued and payment of some or all of the total invoice amount shall not be withheld unless there is a manifest error in the invoice. TPP shall pay to FCF any goods and services tax payable in respect of the products supplied to it pursuant to this agreement if not included in the price.

3.4 Risk and title to products supplied by FCF to TPP pursuant to this agreement shall pass to TPP on completion of delivery of the products to TPP's nominated point of supply.

3.5 The products shall be weighed and/or measured by the parties on delivery using the weighing and measurement methods agreed between the parties from time to time. The weight of the products as determined on delivery shall be conclusive as to the weight of products delivered.

3.6 TPP shall inspect the products delivered to it within 72 hours of delivery and shall be deemed to have accepted the products unless it gives notice to FCF within such timeframe that some or all of the products do not comply with its specifications.

3.7 FCF shall replace any products that do not comply with specifications and shall be liable for any direct loss suffered by TPP. No other representations or warranties in respect of the products are made by FCF and are hereby expressly excluded. FCF shall not be liable for any consequential loss arising from the supply of products pursuant to this agreement.

3.8 No other representations or warranties in respect of the products are made by FCF and are hereby expressly excluded. FCF shall not be liable for any consequential loss arising from the supply of products pursuant to this agreement.

Force majeure

3.9 Neither party will be liable for any failure or delay in complying with any obligation imposed on it under this agreement if:

(a) The failure or delay arises directly or indirectly from a cause beyond its control and without its fault. The following are included as, but not limited to, the causes beyond a party's control:

(i) act of God or public enemy;

(ii) earthquake, flood, fire, storm and adverse weather conditions for which provision could not reasonably have been made;

(iii) unpredictable and reasonably unpreventable delays in delivery of materials, equipment or services necessary for the compliance by the party of an obligation under this agreement;

(iv) sabotage, riot, civil disturbance, insurrection, epidemic, national emergency (whether in fact or law) or act of war (whether declared or not);

(v) act or omission of any officer or agent of any national, regional or local governmental body not directly or indirectly arising from any act or omission by the party, its agents, representatives or advisers;

(vi) governmental restraint, expropriation, prohibition, intervention, direction or embargo;

(vii) strike, lockout, work stoppage or other labour hindrance; and

(b) It gives the other party prompt written notice as soon as possible, but within seven working days after becoming aware of the cause or likelihood of the cause, providing details of the nature, expected duration and effect of the cause and keeps the other party informed of

any changes in the nature of the cause and of the cessation of the cause; and

(d) it uses its best endeavours to:

(i) mitigate the effects of the cause on its obligations under this agreement; and

(ii) perform its obligations under this agreement, within the time specified by this agreement despite the cause;

provided that neither party will, by virtue of this clause, be required against its will to settle any strike, lockout, work stoppage or other labour hindrance.

Dispute resolution

3.10 If there is a disagreement or dispute between FCF and TPP in respect of this agreement and such dispute remains unresolved for a period of seven days, each party will designate a senior manager or officer to review and use every reasonable effort to develop a workable resolution to the dispute. If the dispute remains unresolved for a further period of 14 days, the parties will refer the dispute to their respective chief executives who will use every reasonable effort to develop a workable resolution to the dispute.

3.11 If no agreement has been reached in discussions between the respective chief executives within a further period of 14 days, either party may give written notice within a further period of 7 days of its intention to refer such dispute to mediation.

3.12 If a request to mediate is made, then the parties shall endeavour to agree on a mediator within 14 days and shall promptly submit the matter in dispute to the mediator. The mediator shall discuss the matter with the parties (separately or jointly at the discretion of the mediator) and endeavour to resolve it by agreement. Any dispute referred to mediation will be dealt with on an expeditious basis. All discussions in the mediation shall be without prejudice and shall not be referred to in any later proceedings. The parties shall each bear their own costs in the mediation and each shall pay half the costs of the mediator.

3.13 If:

(a) no reference to mediation is made within the 7 day period; or

(b) the parties are unable to agree on a mediator within 14 days; or

(c) a dispute referred to mediation is not resolved within 30 days of the appointment of the mediator,

either party may pursue its remedies at law.

4. FCE

4.1 The parties acknowledge that this agreement is intended to record the legally binding obligations of TPP and FCF previously recorded in the inter-division

arrangements listed in paragraph A of the Introduction between FCF, FCP and FCB. FCB is not a party to this agreement and its rights and obligations continue to be governed by those inter-division arrangements.

SIGNATURES

EXECUTED on behalf of **FLETCHER CHALLENGE FORESTS LIMITED** by:

______________________ Director

______________________ Director

EXECUTED on behalf of **TASMAN PULP AND PAPER COMPANY LIMITED** by:

______________________ Signature of attorney

______________________ Signature of witness

MANAGER
Occupation

______________________ Director

AUCKLAND
City of residence

SCHEDULE ONE

ORDINARY DIVISION REORGANISATION INFORMATION MEMORANDUM

2.9 Inter-Division Arrangements

2.9.1 Pulplogs, Pulpwood Arisings and Other Residual Products

Fletcher Challenge Forests is, and will continue to be, a substantial direct seller or, through custom processing, an indirect seller of pulplogs, pulpwood arisings, thinnings, chips, sawdust, hog fuel and other residual products to Fletcher Challenge Paper (primarily Tasman Pulp and Paper and Pabio) as well as to Fletcher Challenge Building and third parties. For so long as there are any domestic processors of pulplogs, pulpwood and other residual products within Fletcher Challenge Paper or Fletcher Challenge Building, they will be entitled to up to 100 per cent of Fletcher Challenge Forests' harvest that results in pulplogs, pulpwood and other residual products supply, subject to the existing contractual arrangements of Fletcher Challenge Forests and the condition that the fibre be used for Fletcher Challenge Paper's and Fletcher Challenge Building's own domestic processing.

Fletcher Challenge Forests is obliged to make available for supply to Fletcher Challenge Building and Fletcher Challenge Paper not less than 600,000 cubic metres of pulplogs, pulpwood and arisings or thinnings per annum in perpetuity ("Annual Pulpwood Volume"). As part of the reorganisation, the Board has attributed 200,000 cubic metres per annum of the Annual Pulpwood Volume to Fletcher Challenge Building (Fletcher Wood Panels) and 400,000 cubic metres to Fletcher Challenge Paper (Tasman Pulp and Paper). This obligation can only be terminated or varied by the Board to the extent permitted by law acting in the best interests of Fletcher Challenge Building and Fletcher Challenge Paper.

Should either Fletcher Challenge Paper or Fletcher Challenge Building not require its full attributed volume, then any excess is to be made available to the other's operations. In situations where there is demand by both Fletcher Challenge Paper and Fletcher Challenge Building's operations for pulplogs in excess of the 600,000 cubic metres minimum supply obligation, and where that demand is in excess of the volume available from Fletcher Challenge Forests, then the available volume is to be attributed to Fletcher Challenge Paper and Fletcher Challenge Building in the same proportions as the minimum supply obligation described above.

Pulpwood arisings and thinnings from Fletcher Challenge Forests' Central North Island forests, where not covered by existing explicit contracts with third parties, will be priced similarly to supply under the Tasman Contracts.

Further pulpwood will be procured jointly by Fletcher Challenge Paper and Fletcher Challenge Forests from third parties using their respective reasonable endeavours to do so and at prices which include a four per cent margin for Fletcher Challenge Forests over actual costs incurred by Fletcher Challenge Forests.

Pulpwood for Fletcher Challenge Paper's Chilean operations (Pabio) will be supplied by Fletcher Challenge Forests' Chilean operations (Forbio) at prices reflecting the equivalent market price for a quantity to be agreed between the two operations. Remaining supply (currently about 65 per cent) will be procured from third parties by Pabio.

Fletcher Challenge Building is, and will continue to be, a substantial direct seller of wood chips to Fletcher Challenge Paper (primarily Tasman Pulp and Paper) as well as to third parties. For so long as there are any domestic processors of wood chips within Fletcher Challenge Paper or Fletcher Challenge Building, they will be entitled to up to 100 per cent of the wood chips supply from Fletcher Challenge Building's solid wood processing operations, subject to the existing contractual arrangements of Fletcher Challenge Building's solid wood processing operations and the condition that the wood chips be used for Fletcher Challenge Paper's and Fletcher Challenge Building's own domestic processing.

Fletcher Challenge Paper will be entitled to up to 100 per cent of the wood chips produced from the existing Fletcher Challenge Building sawmilling operations at Kawerau and Rainbow Mountain. Fletcher Challenge Building will be entitled to 100 per cent of any wood chips produced by the Kawerau and Rainbow Mountain sawmills in excess of the requirements of Fletcher Challenge Paper. Wood chips produced by the existing Fletcher Challenge Building sawmill at Taupo will in the first instance be made available within Fletcher Challenge Building (Fletcher Wood Panels). Fletcher Challenge Paper will be entitled to 100 per cent of any wood chips produced by the Taupo sawmill in excess of the requirements of Fletcher Challenge Building.

In the case of wood chips transferred between Fletcher Challenge Building and Fletcher Challenge Paper, the product is to be transferred at market prices which will be determined by the Board, having regard to open market prices.

Fletcher Challenge Building is entitled to 100 per cent of the shavings and sawdust produced by the sawmilling operations within Fletcher Challenge Building and in the first instance any surplus is to be made available to Fletcher Challenge Paper.

Business Description of Fletcher Challenge Paper *continued*

In the case of hog fuel, shavings and sawdust transferred between Fletcher Challenge Building and Fletcher Challenge Paper, the product is to be transferred at market prices.

Previously Fletcher Challenge Paper operated under the same arrangements for the supply of pulplogs, pulpwood arisings and other residual products supplied by Fletcher Challenge Forests.

2.9.2 Tasman Contracts

Fletcher Challenge Forests will act as agent for Fletcher Challenge Paper, under the directions of the Directors (to the extent permitted by law, acting in the best interests of Fletcher Challenge Paper) in respect of pulplogs supplied to Fletcher Challenge Paper by Forestry Corporation of New Zealand ("FCNZ") under the Tasman Contracts. Actual costs incurred by Fletcher Challenge Forests for logging, cartage and allocated overheads will be recovered from Fletcher Challenge Paper and an agency fee of four per cent of such costs will be paid.

Now that the Tasman Contracts arbitration with FCNZ has been successfully resolved, Management is considering whether different Inter-Division arrangements would either reduce costs or improve effectiveness. This could lead to a proposal to the Board for a modification.

2.9.3 Miscellaneous

There are no other material inter division arrangements affecting Fletcher Challenge Paper.

2.10 Legal and Regulatory Issues

2.10.1 Pending Legal Proceedings

There are no material legal proceedings pending.

2.10.2 Environmental

General

It is Fletcher Challenge Paper's policy to monitor environmental performance on an ongoing basis and to require that all of its operations comply with applicable environmental regulatory requirements. As part of this policy, management is required to report regularly to the Board on current and future environmental performance. Fletcher Challenge Paper also commissions regular independent reports with respect to environmental controls and the implementation of this policy.

Fletcher Challenge Paper's operations are subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. Failure to comply with these laws and regulations may result in orders being issued that could cause certain Fletcher Challenge Paper operations to cease or be curtailed or which may require installation of additional equipment at substantial cost. Violators may be required to compensate those suffering loss or damage by reason of violations and may be fined if convicted of an offence under such legislation.

Management believes its activities are in compliance in all material respects with applicable environmental laws and regulations, subject to certain specific matters detailed below.

Fletcher Challenge Paper has, in the past, made significant investment in plant and equipment to enable its operations to comply with their obligations under applicable environmental laws and regulations, and it will continue to make investment in the future to ensure continued compliance. The costs of complying with the myriad laws and regulations are embedded in the normal cost of conducting Fletcher Challenge Paper's businesses. It is not practicable to attempt to isolate and quantify all such costs because they pervade its operations and are related to, and intertwined with, health, safety and other laws and regulations to which it is subject. Fletcher Challenge Paper has no reason to believe they vary significantly from similar costs incurred by other companies engaged in similar businesses.

Fletcher Challenge Paper cannot reasonably estimate the cost of future compliance or remedial work or further investment which may be necessitated by environmental laws and regulations or by any causes of contamination, including those occurring prior to the introduction of such laws and regulations or before or after the property in question was owned or occupied by one of Fletcher Challenge Paper's operations. The level of such costs will be dependent upon, among other

Ferrous Scrap

Attributed to Fletcher Challenge Building is a contract dated November 1992 between Sims Pacific (a joint venture company between Fletcher Challenge and Sims Metal Industries Limited) and Pacific Steel under which Pacific Steel purchases its ferrous scrap requirements of approximately 150,000 tonnes per annum. The price for ferrous scrap is based on export parity. The contract terminates only by mutual agreement.

4.10 Inter-Division Arrangements

4.10.1 Proposed Transfer of Sawmilling Operations

The Board believes the most appropriate Division for the Tasman Lumber operations is Fletcher Challenge Forests as it is integral to its solid wood value migration strategy. The Board considers these assets are not integral to the Fletcher Challenge Building activities and strategy. It is therefore currently anticipated that shareholders of Fletcher Challenge Building and Fletcher Challenge Forests will be asked to approve the attribution of these assets to Fletcher Challenge Forests at the 1995 Fletcher Challenge ASM. Further details will be provided at that time.

4.10.2 Sawlogs

Fletcher Challenge Forests will be obliged to make available for supply to Fletcher Challenge Building from its central North Island forests certain annual volumes of sawlogs for processing by Fletcher Challenge Building's central North Island sawmilling and plywood facilities. This arrangement is summarised below.

Fletcher Challenge Forests will be obliged to make available for supply to Fletcher Challenge Building (central North Island sawmilling and plywood facilities) 355,000 cubic metres of sawlogs per annum in perpetuity (the "Annual Sawlog Volume"). This obligation can only be varied in the manner described below.

The Annual Sawlog Volume obligation can be satisfied in part by volumes currently supplied to Fletcher Challenge Building by Fletcher Challenge Forests under existing explicit contracts with Fletcher Challenge Forests involving third parties (for example, primarily the contract for the supply of sawlogs from Tarawera Forests). For volumes not supplied under such existing contracts the Board (to the extent permitted by law, acting in the best interests of Fletcher Challenge Forests) will determine before 1 July 1996 and every two years thereafter:

(a) the volume of sawlogs to be supplied to Fletcher Challenge Building on the same or similar specification sawlogs from the Forestry Corporation under the Tasman Contracts; and

(b) the volume of the sawlogs to be supplied to Fletcher Challenge Building to have the logs custom-processed into lumber, veneer or other solid wood end-uses on behalf of Fletcher Challenge Forests on the terms discussed below.

Volumes of sawlogs supplied for custom-processing will be supplied on terms by which Fletcher Challenge Building will receive the target cashflow return on capital on the proportionate use of the book value of the applicable processing assets which is applied by the Board to all the assets of the Group's industrial businesses, after valuing any chips, sawdust, hog fuel and other residual products (which shall become the property of Fletcher Challenge Building) calculated at the time of supply and on the terms outlined below.

Fletcher Challenge Forests must supply Fletcher Challenge Building with the Annual Sawlog Volume and in the determined allocations unless the Board (to the extent permitted by law, acting in the best interests of Fletcher Challenge Building), agree otherwise. In agreeing or not agreeing to a variation, the Board are required to consider not only the direct impact on Fletcher Challenge Building's wood processing activities, but also its obligation to supply woodchips to Fletcher Challenge Paper. (See "Pulplogs, Pulpwood Arisings and other Residual Products").

Previously Fletcher Challenge Building operated under the same arrangements for the supply of sawlogs supplied by Fletcher Challenge Forests.

4.10.3 Pulplogs, Pulpwood Arisings and Other Residual Products

Fletcher Challenge Forests is, and will continue to be, a substantial direct seller, or through custom processing, an indirect seller, of pulplogs, pulpwood arisings, thinnings, chips, sawdust, hog fuel and other residual products to Fletcher Challenge Building (primarily Fletcher Wood Panels) as well as to Fletcher Challenge Paper and third parties. For so long as there are

Business Description of Fletcher Challenge Building

continued

any domestic processors of pulplogs, pulpwood and other residual products within Fletcher Challenge Building and Fletcher Challenge Paper, they will be entitled to up to 100 per cent of Fletcher Challenge Forests' harvest that results in pulplogs, pulpwood and other residual products supply, subject to the existing contractual arrangements of Fletcher Challenge Forests and the condition that the fibre be used for Fletcher Challenge Building's and the Fletcher Challenge Paper's own domestic processing.

Fletcher Challenge Forests is obliged to make available for supply to Fletcher Challenge Building and Fletcher Challenge Paper not less than 600,000 cubic metres of pulplogs, pulpwood and arisings or thinnings per annum in perpetuity ("Annual Pulpwood Volume"). As part of the Reorganisation, the Board has attributed 200,000 cubic metres per annum of the Annual Pulpwood Volume to Fletcher Challenge Building (Fletcher Wood Panels) and 400,000 cubic metres to Fletcher Challenge Paper (Tasman Pulp and Paper). This obligation can only be terminated or varied by the Board to the extent permitted by law acting in the best interests of Fletcher Challenge Building and Fletcher Challenge Paper.

Should either Fletcher Challenge Building or Fletcher Challenge Paper not require its full attributed volume, then any excess is to be made available to the other's operations. In situations where there is demand by both Fletcher Challenge Building and Fletcher Challenge Paper's existing operations for pulplogs in excess of the 600,000 cubic metres minimum supply obligation, and where that demand is in excess of the volume available from Fletcher Challenge Forests, then the available volume is to be attributed to Fletcher Challenge Building and Fletcher Challenge Paper in the same proportions as the minimum supply obligation described above.

Pulpwood arisings and thinnings from Fletcher Challenge Forests' central North Island forests, where not covered by existing explicit contracts with third parties, will be priced similarly to supply under the Tasman Contracts.

Further pulpwood will be procured jointly by Fletcher Challenge Building and Fletcher Challenge Forests from third parties using their respective reasonable endeavours to do so and at prices which include a four per cent margin for Fletcher Challenge Forests over actual costs incurred by Fletcher Challenge Forests.

Fletcher Challenge Building is, and will continue to be, a substantial direct seller of wood chips to Fletcher Challenge Paper (primarily Tasman Pulp and Paper) as well as to third parties. Fletcher Challenge Paper will be entitled to up to 100 per cent of the wood chips produced from the existing Fletcher Challenge Building's sawmilling operations at Kawerau and Rainbow Mountain. Fletcher Challenge Building will be entitled to 100 per cent of any wood chips produced by the Kawerau and Rainbow Mountain sawmilling operations in excess of the requirements of the Paper Division. Wood chips produced by the existing Fletcher Challenge Building sawmill at Taupo will in the first instance be made available within Fletcher Challenge Building (primarily to Fletcher Wood Panels). Fletcher Challenge Paper will be entitled to 100 per cent of any wood chips produced by the Taupo sawmill in excess of the requirements of the Building Division.

In the case of wood chips transferred between Fletcher Challenge Building and Fletcher Challenge Paper, the product is to be transferred at market prices which will be determined by the Board, having regard to open market prices.

Fletcher Challenge Building is entitled to 100 per cent of the shavings and sawdust produced by the sawmilling operations within Fletcher Challenge Building and in the first instance any surplus is to be made available to Fletcher Challenge Paper.

In the case of hog fuel, shavings and sawdust transferred between Fletcher Challenge Forests, Fletcher Challenge Building and Fletcher Challenge Paper, the product will be transferred at market prices.

Previously Fletcher Challenge Building operated under the same arrangements for the supply of pulplogs, pulpwood arisings and other residual products supplied by Fletcher Challenge Forests.

4.10.4 Lumber, Plywood and Related Products

Lumber, plywood and related products produced by or for Fletcher Challenge Forests and sold to Fletcher Challenge Building will be sold at prevailing market prices and terms, which may include commercial discounts.

4.10.5 Tasman Contracts

Fletcher Challenge Forests will act as agent for Fletcher Challenge Building, under the directions of the Directors (to the extent permitted by law, acting in the best interests of Fletcher Challenge Building) in respect of sawlogs supplied to Fletcher Challenge Building by Forestry Corporation New Zealand ("FCNZ") under the Tasman Contracts. Actual costs incurred by

Fletcher Challenge Forests for logging, cartage and allocated overheads will be recovered from Fletcher Challenge Building and an agency fee of four per cent of such costs will be paid.

Now that the Tasman Contracts arbitration with the FCNZ in respect of pricing and supply has been successfully resolved, Management is considering whether different Inter Division arrangements would either reduce or improve effectiveness. This could lead to a proposal to the Board for a modification.

4.10.6 Miscellaneous

There are no other material inter-division arrangements affecting Fletcher Challenge Building.

4.11 Legal and Regulatory Issues

4.11.1 Pending Legal Proceedings

Property Sale Litigation

Fletcher Challenge has been named as a defendant, along with a number of other Fletcher Challenge subsidiaries, in an action commenced by Buck, Johasson and Wattar Holdings Limited. The claim relates to the aborted sale of property by Fletcher Challenge. The plaintiffs are claiming approximately US$14.5 million, being their assessment of profits had the transaction proceeded. Fletcher Challenge cancelled the contract because the plaintiffs were unable to arrange finance. The plaintiffs claim finance was unable to be arranged because Fletcher Challenge misrepresented the covenant Fletcher Challenge was able to provide and were unwilling to provide the covenant of FCIL. A hearing date of 18 November 1996 has been allocated by the Auckland High Court. The Board believes it is unlikely that any material loss will eventuate.

4.11.2 Environmental

General

It is Fletcher Challenge Building's policy to monitor environmental performance on an ongoing basis and to require that all of its operations comply with applicable environmental regulatory requirements. As part of this policy, management is required to report regularly to the Board on current and future environmental performance. It also commissions regular independent reports with respect to environmental controls and the implementation of this policy.

Fletcher Challenge Building's operations are subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. Failure to comply with these laws and regulations may result in orders being issued that could cause certain of Fletcher Challenge Building's operations to cease or be curtailed or may require installation of additional equipment at substantial cost. Violators may be required to compensate those suffering loss or damage by reason of violations and may be fined if convicted of an offence under such legislation.

Management believes its activities are in compliance in all material respects with applicable environmental laws and regulations.

Fletcher Challenge Building has, in the past, made significant investment in plant and equipment to enable its operations to comply with their obligations under applicable environmental laws and regulations, and it will continue to make expenditure in the future to ensure continued compliance. The costs of complying with the myriad laws and regulations are embedded in the normal cost of conducting its businesses. It is not practicable to attempt to isolate and quantify all such costs because they pervade its operations and are related to, and intertwined with, health, safety and other laws and regulations to which it is subject. Management has no reason to believe they vary significantly from similar costs incurred by other companies engaged in similar businesses.

Fletcher Challenge Building cannot reasonably estimate the cost of future compliance or remedial work or further investment which may be necessitated by environmental laws and regulations or by any causes of contamination, including those occurring prior to the introduction of such laws and regulations or before or after the property in question was owned or occupied by one of its operations. The level of such costs will be dependent upon, among other things, the nature and extent of the current and future environmental laws and regulations, the timing and nature of any required remedial work, the extent of any contamination, the technology available to meet the required standards, the determination of any liability in proportion to that of other parties and the extent to which any costs are recoverable from insurance and third parties. Assuming that the environmental laws and regulations are applied uniformly, Fletcher Challenge Building believes that its environmental compliance costs will not have a material adverse impact on its relative competitive position or its financial position and results.

SCHEDULE TWO

MEMORANDA OF H A FLETCHER